FOR IMMEDIATE RELEASE	October 18, 2007

MICROMEM CLOSES $505,000 FINANCING

TORONTO, ONTARIO, October 18, 2007 – Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce that it has raised approximately $505,000 by way of arms length and non-arms length private placements at $0.45 per share. The shares issued will be subject to Rule 144. This private placement was subscribed for on October 9, 2007 and was further ratified by the Board of Directors meeting held on Thursday, October 11, 2007. In addition to advancing Micromem’s technology with Global Communications Semiconductor, Inc., these funds are being used to retire the previously announced bridge loan.

With respect to the company’s previously announced financing efforts, management will continue to pursue this opportunity and intends on closing the entire amount in the near future.

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 73,268,799
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.